SEC File Number:
1-11048

CUSIP Number:
23323G106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

DGSE Companies, Inc.
Full name of Registrant

N/A
Former name if applicable

11311 Reeder Rd.
Address of principal executive office (Street and number)

Dallas, Texas 75229
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of DGSE Companies, Inc., a Nevada corporation (the “Registrant”), has been working diligently to complete all the required information for its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2011, and a substantial part of such information has been completed as of this date, the Registrant needs additional time to compile certain information required to be included in the Form 10-K, and the Registrant’s management does not believe the Form 10-K can be completed by the March 30, 2012 prescribed due date without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Matthew Auger	(972)	484-3662
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

As described in Part III above, the management of the Registrant has been working diligently to complete all the required information for the Form 10-K for the fiscal year ended December 31, 2011, and a substantial part of such information has been completed as of this date, but the Registrant needs additional time to compile certain information required to be included in the Form 10-K. The acquisition of Southern Bullion Trading during September, 2011, changes in the Registrant’s management, and ongoing review of the Registrant’s accounting records precludes the Registrant from providing a reasonable estimate of the results of operation for the fiscal year ending December 31, 2011 at this time.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DGSE Companies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 30, 2012	By:	/s/ Matthew Auger
Name: Matthew Auger
Title: Chief Financial Officer - Interim

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).